PURCHASE AGREEMENT dated 23rd September, 2010

Seller:	Zarlink Semiconductor AB, corporate identification number 556027-1222, with the address Box P.O. Box 520, 175 26 Järfälla, Sweden (hereinafter the “Seller””)

Buyer:
Fastighets AB Diamantsliparen, corporate identification number 556811-6072, a wholly owned subsidiary of Kvalitena AB, corporate identification number 556527-3314, c/o Storholmen Förvaltning AB with the address Strandvägen 5A, SE-114 51 Stockholm, Sweden (hereinafter the “Buyer”)

Object:	Järfälla Veddesta 2:43 (hereinafter the “Object”).

Each of the parties is individually referred to herein as a “Party” and collectively as “Parties”.

1.	Transfer

The Seller transfers and sells the Object to the Buyer on the terms and conditions stated below.

2.	Purchase Price

The purchase price for the Object is SEK 110.000.000 (one hundred and ten million).

3.	Closing

The Buyer shall take possession of the Object on the “Closing Date”, which shall be on the 30th September, 2010, when  full payment shall have  been made as stated below under article 4 i), ii) and iii).

On the Closing Date the Parties shall take the following measures:

i)	The Seller shall, if so requested by the Buyer, assist with mortgage applications in order to take out new mortgages on the Object.

ii)	The Seller shall ensure that any written mortgage deeds and digital mortgage deeds to the Object are delivered or transferred to the Buyer, or to the owner archive (Sw. ägararkivet).

iii)	The Seller shall deliver an executed bill of sale (Sw. köpebrev) to the Buyer.

iv)	The Seller shall deliver to the Buyer all depositions and/or other securities that the tenants have granted.

v)	The Seller shall deliver to the Buyer all documents in its possession pertaining to the Object.

4.	Payment

Payment shall be made as follows:

i)	SEK 95.000.000 (ninety-five million) on Closing Date to the Seller’s bank account, Svenska Handelsbanken; 6184-222 073 381.

ii)	SEK 15.000.000 (fifteen million) by issuing a Promissory Note to the Seller with the content stated in Appendix 1, on the Closing Date.

If the Buyer fails to fulfil its obligation to effect payment as stipulated in this Article 4 i) and 4 ii) on Closing date, the Seller is in that case entitled to terminate this Purchase Agreement with immediate effect.

5.	Costs and Revenues

The Seller is obligated to pay all costs, such as taxes, interest and periodical costs, pertaining to the Object before the Closing Date. The Buyer is obligated to pay taxes, interests and periodical costs, pertaining to the Object from the Closing Date.

A preliminary settlement of accounts shall be prepared on the Closing Date. Such settlement of accounts shall, as far as possible, contain an allocation between the Buyer and the Seller of costs and income, for which a cash settlement shall occur on the Closing Date.

Any refundable interest, tax and other revenues that the Seller has paid before the Closing Date shall be accrued to the Seller in the event they precede the Closing Date.

A final statement of accounts covering such costs shall be issued to the Buyer by the Seller no later than 120 days after the Closing Date and be finally settled within 7 days thereafter.

Payment shall be made in cash to the account designated by the Seller or the Buyer, as the case may be.

6.	Services

The Seller will continue managing the Object, including but not limited to managing the clean rooms of the Object, on the terms and conditions stated in Appendix 2 (hereinafter the “Service Agreement”).

7.	Lease Agreement

The Buyer, in the capacity of landlord, and the Seller, in the capacity of tenant, have signed the lease agreement enclosed as Appendix 3 (hereinafter the “Zarlink Lease Contract”).

8.	Passing of Risk

The risk for the Object passes from the Seller to the Buyer on the Closing Date. The Seller is obligated to keep the Object fully insured until and including the Closing Date.

If the Object is damaged before the Closing Date, the Buyer is entitled to a deduction of the purchase price. The deduction shall correspond to the amount necessary to remedy the damage, i.e. to restore the Object to its state on the date of this agreement.

In case of damages as described herein, the agreement will continue to apply. Any indemnification due to insurance will be accrued to the Seller.

9.	Guarantee

Unless otherwise stipulated, the guarantees of the Seller reflect the circumstances on the date of signing this Agreement.

The Seller hereby guaranties as follows:

i)	The Seller is not a party to any suit, arbitration, other dispute or administrative proceedings with respect to the Object.

ii)
The Object is not burdened with any encumbrances, registrations or rights and the Object does not have any share in any joint facilities (Sw. gemensamhetsanlägg-ningar eller samfälligheter) other than those expressly set out in the attached register extracts, Appendix 4. There are no other grants of easements than what is stated therein.

iii)	All works carried out on the Object have been carried out in accordance with law, building-, land- and demolition-permits as well as plans and other decisions by public authorities.

iv)
Unless specifically stated in Appendix 5, all material objects that may generally constitute fixtures (Sw. tillbehör) to the Object in accordance with Chapter 2, Sections 1-3, of the Land Code, are fixtures to the Object and buildings thereon.

v)	No orders have been issued by courts of law or public authorities with respect to the Object.

vi)	Mandatory ventilation inspections (Sw. OVK) and other mandatory inspections have been carried out in accordance with applicable rules and have been approved by the authorities.

vii)
All valid lease agreements in respect of the Object are attached as Appendix 3 and Appendix 6 -15. The terms and conditions applicable to the lease agreements and all undertakings made with respect to the tenants are set out in the wording of the respective lease agreement, including but not limited to terms and conditions pertaining to the clean rooms. Further, the Seller guarantees that, up until the date for signing of this Agreement, all rents have been duly paid save for the exception stipulated in Appendix 8, that no notice of termination of said lease agreements have been made by the tenants and that no intentions to give notice of termination has been expressed.

viii)
No tenant is entitled to repayment or reduction of rent or supplements due to circumstances that have occurred prior to the date for signing of this Agreement. To the avoidance of doubt it is acknowledged the above provision is not applicable on the Seller’s obligation in the lease agreements listed in Appendix 3 and 6 - 15 to repay and/or adjust any amount paid by tenants in advance as additional rent and/or additional cost based on an estimation of such additional rent or additional cost. Such obligations to repay and/or adjust shall be allocated between the Seller and the Buyer according to Section 5 and according to the number of days before and the number of days after the Closing date.

ix)	The rents, including clean room depreciation, charged for the second quarter of 2010 are set out in Appendix 16. Such amounts are in accordance with the lease agreements.

x)	All fixtures and inventories, that are depreciated and separately charged as “clean rooms depreciation” according to Appendix 16, are included in the Object.

xi)	The Seller has no outstanding obligation towards any tenant relating to the Object.

xii)
As regards those of the current lease agreements listed in Appendix 3 and Appendix 6 - 15 in which tenants have access to the clean rooms, the Buyer will be entitled to charge the respective tenants their share of any and all operating costs related to the clean rooms (in excess of depreciation). Consequently, for a period up and until March 31, 2014, the Buyer will be entitled to charge tenants any and all operating costs related to the clean rooms (in excess of depreciation), including the Management Fee to the Seller according to the Service Agreement. To the avoidance of doubt it is acknowledged that the Seller assumes no liability for Tenants financial ability and/or willingness to pay, but merely that the lease agreements are structured in a way that actual costs for the clean room should be reimbursed by the Tenants in proportion to their use.

xiii)	None of the lease agreements has been terminated for vacation of the premises or for renegotiation of lease terms.

xiv)
To the best of the Seller’s knowledge all information provided to the Buyer, verbally or in writing, by the Seller is true and complete in all material respects. All information provided to the Buyer by the Seller has been provided in good faith. The Seller has not withheld any information which could reasonably have affected the Buyer’s decision to enter into this Purchase Agreement.

10.	Additional Purchase Sum

i)
The Buyer shall pay to the Seller an additional purchase sum in regards to the Object no later than 30 days from the end of a five (5) year period from the Closing Date (hereinafter the “Additional Purchase Sum”). The Additional Purchase Sum will in no event exceed SEK 10.000.000 (ten million).

ii)	The Additional Purchase Sum shall be calculated as follows.

In the event the Net Operation Income (hereinafter the “NOI”), as defined below, from the Object to the Buyer averages SEK 14.300.000 (fourteen million three hundred thousand) or more per twelve months period during the five year period from the Closing Date, the Buyer shall pay an Additional Purchase Amount of SEK 10.000.000 (ten million), see chart below.

In the event the NOI averages SEK 13.300.000 (thirteen million three hundred thousand) or less per twelve months period during the five year period from the Closing Date, the Buyer shall pay an Additional Purchase Amount of SEK 0 (nil), see chart below.

In the event the NOI averages more than SEK 13.300.000 but less than SEK 14.300.000 per twelve months period during the five year period from the Closing Date, the Buyer shall pay an Additional Purchase Amount as stated in the chart below.

NOI	Additional Purchase Sum
More than or equal to (≥) SEK 14.300.000	SEK10.000.000
≥ SEK 14.200.000	SEK 9.000.000
≥ SEK 14.100.000	SEK 8.000.000
≥ SEK 14.000.000	SEK 7.000.000
≥ SEK 13.900.000	SEK 6.000.000
≥ SEK 13.800.000	SEK 5.000.000
≥ SEK 13.700.000	SEK 4.000.000
≥ SEK 13.600.000	SEK 3.000.000
≥ SEK 13.500.000	SEK 2.000.000
≥ SEK 13.400.000	SEK 1.000.000
≥ SEK 13.300.000	SEK 0 (nil)
Less than (≤) SEK 13.300.000	SEK 0 (nil)

For the purpose of clarification, the Parties agree that the Buyer shall pay no more than SEK 10.000.000 in Additional Purchase Sum.

iii)	“NOI” is defined as follows:

The actual rent from all tenants of the Object during a period of sixty (60) months from the Closing Date, plus applicable indexation of the base rent, less pertinent tax (including but not limited to value added tax) and less operation costs that are not covered by rent supplements, all amounts converted to the price level of June 2010 according to the Swedish Consumer Price Index (Sw. KPI).

Actual rent from the Object shall be included whether the Object has been re-built or otherwise transformed, to the extent the rental areas are equal or smaller than rental areas as of the Closing Date. Any rents from an extension of the existing buildings, or new buildings constituting the Object shall be excluded in the calculation of the NOI.

Regardless as to whether a tenant has failed to pay due rent, such due rent shall be included in the NOI.

iv)
For the purpose of this Purchase Agreement the average yearly NOI during the five year period from the Closing Date shall be calculated by adding all NOI, all amounts converted into the price level of June 2010, for the sixty months period, and thereafter dividing the added amount by five (5).

v)
The Buyer shall no later than three (3) months from the end of the sixty (60) months period present a reasonably acceptable statement of accounts specifying all necessary information in order for the Seller to validate the average yearly NOI during the five year time period. Payment shall be made by the Buyer no later than [X] days from the end of the five year period (hereinafter the “Due Date”). Following the Due Date, penalty interest shall be paid by the Buyer at a rate of the reference interest rate in force plus an additional 8 percentage points.

vi)
The Seller have the right, at its own cost, to audit any and all information that pertains to the NOI invoiced and/or received from the Object during the five year period, and until the NOI are finally validated as stated above. The Buyer is obligated to, at its own cost, present all requested information to the Seller, and to the auditor of the Seller’s choice within thirty (30) days from a request from the Seller.

vii)
During the five year period from the Closing Date, the Buyer is obligated to charge rent in accordance with all relevant and at every time applicable lease agreements, and in every respect to act in good faith towards the Seller in the Buyer’s operations towards its tenants. In the event any rebates, other decrease of rent or any other material changes of the lease agreements is agreed between the Buyer and a tenant of the Object, the Buyer is obligated to inform the Seller without delay in writing, and to provide an acceptable reason for such agreement. Further, any new lease agreements between the Buyer and the current or new tenants shall be presented to the Seller without delay, and be in conformance with generally applicable terms of similar lease agreements.

11.	Limitation of Liability

The Buyer is not entitled to any indemnification due to deficiencies or faults in the Object, including but not limited to actual faults, judicial faults and rights of disposition, other than as explicitly stated herein.

12.	The Buyer’s Obligations

The Buyer undertakes upon the signing of this Purchase Agreement to have gathered information on the applicable plan- and building regulations for the Object. The Buyer undertakes to procure all necessary consents and permits from relevant authorities for the business the Buyer intends to run on the Object.

The Seller is not liable if the Object due to a decision from any public authority is not possible to be used for the Buyer’s purpose, or if the value of the Object, due to such a decision, is different from what the Buyer expected.

13.	Environmental Status

The Object is transferred in the condition as presented upon signing of this Purchase Agreement. The Parties acknowledge their respective duty of disclosure and examination.

The Buyer has been provided with the opportunity to, on its own expense, perform a technical and environmental due diligence of the Object. The Seller does not make any representations regarding technical and/or environmental matters of any kind. The Buyer accepts all responsibility for any and all possible contamination of soil, water and/or buildings on or about the Object, including all costs for damages due to contamination and the cost for and responsibility to restore the Object.

The Buyer explicitly waives the right to make any claims whatsoever against The Seller due to possible contamination on the Object.

14.	Deficiencies

If the Object deviates from a guarantee (if any) given in this Purchase Agreement by the Seller, the Buyer is, as the only remedy, entitled to a price reduction.

The price reduction shall be calculated in accordance with Section 4:19 in the Code of Land Laws (Sw: jordabalken). Reduction due to one or more faults may however not exceed five percent (5%) of the purchase price as a maximum amount in so far as faults pertaining to the physical status of the Object (Sw: faktiskt fel) are concerned.

If the Buyer wishes to make a claim of deficiency, such claim must be made within a reasonable period of time after the Buyer has discovered such faults, and no later than two years after the Closing Date. Claims related to article 9 xii) must be made not later than six years after the Closing Date.

15.	Documents Pertaining to the Object

At the Closing Date, the Seller shall present to the Buyer all documents that the Buyer may need as a new owner of the Object, such as drawings and permits, if any.

16.	Deed of Purchase, Registration of Ownership and Stamp Duty

When the Buyer has paid the full purchase price in accordance with article 4 above, a deed of purchase shall be drafted and be duly signed on the Closing Date.

The Buyer undertakes as soon as possible, and no later than within three (3) months after the issuing of the deed of purchase, to apply for registration of the purchase at the registration authority. The Buyer is responsible for all costs in connection with the registration of ownership and mortgage deeds, including stamp duty, pertaining to the purchase.

17.	Value Added Tax

The Buyer shall on the Closing Date assume the rights and obligations of the Seller to adjust input VAT related to investments in accordance with Ch. 8a §2 of the Value Added Tax Act.

On the Closing Date, the Seller shall issue such document as referred to in Ch. 8a §15 of the Value Added Tax Act.

The Parties shall, immediately after the Closing Date, notify the tax authority of the transfer of the Object.

18.	Notices

All notices to or by the respective parties hereto shall be in writing and shall be deemed to have been duly given when posted by recorded delivery to the Party to which such notice is required to be given under the above stated address five (5) days following posting.

19.	Agreement

This Purchase Agreement supersedes any arrangements, understandings, promises or agreements made or existing between the Parties hereto prior to or simultaneously with this Purchase Agreement, including but not limited to the Letter of Intent signed on July 8/July 15, 2010 and constitutes the entire understanding between the Parties. Except as otherwise provided herein, no addition, amendment to or modification of this Purchase Agreement shall be effective unless it is in writing and signed by and on behalf of both Parties.

20.	Law

This Purchase Agreement shall be construed in accordance with Swedish law.

21.	Dispute

Any dispute, controversy or claim arising out of or in connection with this Purchase Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration administered at the Arbitration Institute of the Stockholm Chamber of Commerce (SCC Institute).

Where the amount in dispute does not exceed SEK 1.000.000 the SCC Institute's Rules for Expedited Arbitrations shall apply.

Where the amount in dispute exceeds SEK 1.000.000 the Arbitration Rules of the SCC Institute shall apply. Where the amount in dispute exceeds SEK 1.000.000 but not SEK 5.000.000 the Arbitral Tribunal shall be composed of a sole arbitrator. Where the amount in dispute exceeds SEK 5.000.000 the Arbitral Tribunal shall be composed of three arbitrators.

The amount in dispute includes the Claimant's claims in the Request for Arbitration and any counterclaims in the Respondent's reply to the Request for Arbitration.

________________

This Purchase Agreement has been executed in two originals, of which the Seller and the Buyer have taken one each.

Stockholm, 23rd of September 2010                                                                           Stockholm, 23rd of September 2010
Place, date                                                      Place, date

ZARLINK SEMICONDUCTOR AB	FASTIGHETS AB DIAMANTSLIPAREN

/s/Renato Pontello                                                                                      /s/Thomas Kjessler
Renato Pontello                                                              Thomas Kjessler

______________________

Tor Ygdevik

_________________________________

We hereby guarantee (Sw. går i borgen som för egen skuld) the obligations of the Buyer in regards to the Additional Purchase Sum and the Promissory Note.

Stockholm, 30th of September 2010
KVALITENA AB

______________________

Thomas Kjessler
enl. fullmakt

We hereby guarantee (Sw. går i borgen som för egen skuld) the obligations of the Seller.

Stockholm, 30th of September 2010
ZARLINK SEMICONDUCTOR INC

______________________

signature

______________________

name in print

______________________

signature

______________________

name in print

Appendices:

Appendix 1	Promissory Note and Pledge
Appendix 2	Service Agreement
Appendix 3	Zarlink Lease Contract
Appendix 4	Register extract from the Swedish Land Registry
Appendix 5	Fixtures excluded from the Object
Appendix 6	Kampanjfabriken Lease Hus 3, Plate 1 and Kampanjfabriken, Security of tenure, Hus 3, Plate 1
Appendix 7	Kampanjfabriken Lease, Hus 4, Plate 1
Appendix 8	Kampanjfabriken Lease, Amendment 1, Hus 4, Plate 1
Appendix 9	Opticon Lease, Hus 5, plate 4
Appendix 10	Opticon Lease, Hus 5, plate 4 Expansion and
Appendix 11	Opticon Security of Tenure, Hus 5, Plate 4 Expansion
Appendix 12	Silex Lease, Hus 2 , Plate 1 and 0
Appendix 13	Tyco Lease, Hus 6 and Hus 1
Appendix 14	Svedice Lease, Hus 6 and Hus 1
Appendix 15	Silex Lease, Hus 3 and Hus 1
Appendix 16	Charged rent and supplements, 2nd quarter of 2010